Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Second Quarter 2015 Unaudited Financial Results

HONG KONG — August 27, 2015 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the second quarter of 2015.

Highlights:

•                  Q2 2015 total revenue of $12.6 million, up 54.2% over Q2 2014

•                  Q2 2015 Adjusted EBITDA of $4.5 million, compared to negative $0.2 million in Q2 2014

•                  93.2 MW of IPP assets in operation as of June 30, 2015, compared to 92.7 MW as of March 31, 2015

•                  26.9 MW under construction as of June 30, 2015 ; 276.3 MW of shovel-ready projects, including 120 MW shovel-ready projects ready to break ground; and 1.0 GW of solar parks under development

Mr. Weili Su, founder, chairman and chief executive officer of Sky Solar, commented, “We are pleased to report both top-line and bottom-line growth for the second quarter of 2015 as our solar parks in Canada and Japan completed in the first quarter of 2015 began to contribute revenue this quarter. Electricity sales in the second quarter of 2015 were $11.2 million, up by 62% year-over-year and up by 118% sequentially.”

Mr. Su continued, “We remain focused on securing project financing at an attractive cost of capital and executing our project in pipeline. In July, we secured $85 million in new loans to finance six solar parks in Uruguay, with a total installed capacity of 82 MW. During the second quarter, we made good progress on construction for the first 8.0 MW park. Securing optimal project financing for our pipeline development and identifying projects with high returns remain our primary focus to fuel growth in the second half of 2015 and beyond.”

Mr. Su concluded, “Finally, Ms. Amy Zhang will be transitioning from her role as chief strategy officer to a strategic advisory role for Sky Solar. I would personally like to thank Amy for her outstanding service to the Company. We are pleased that Amy will serve as a member of our Strategic Advisory Committee, effective August 27, 2015, and we look forward to continuing to work with her as we focus on prioritizing our global initiatives. Additionally, we are delighted to promote Mr. Sanjay Shrestha to the role of chief investment officer, effective August 27, 2015. Sanjay joined our team in April of this year and has played a major role in enhancing our financing capabilities in the Americas. While continuing to serve as the president of Sky Capital Americas, he will assume greater responsibility over our capital allocation to strategically grow Sky Solar’s global footprint.”

Second Quarter 2015 Financial Results

Net revenue was $12.6 million, up 54.2% from $8.2 million in the same period in 2014. Revenue from electricity generation was $11.2 million, up 61.8% from $6.9 million in the same period in 2014, while revenue from solar energy system and other sales was $1.5 million, up 13.5% from $1.3 million in the same period in 2014.

The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. This was partially offset by a decrease in electricity sales in Europe, which was primarily due to devaluation of the euro against the U.S. dollar. The sequential growth in electricity sales was primarily due to additional project connections in Canada and Japan during the first quarter of 2015, which began to contribute revenue during the second quarter, and higher irradiance during the second quarter as compared with the first quarter of 2015.

The year-over-year growth in revenue from system sales and other sales was primarily due to increased EPC services in Japan, which was partially offset by a decrease in EPC revenue in Canada following the Company’s shift in business model towards IPP in Canada since 2013.  The sequential decrease in revenue from system and other sales was primarily due to a permit sale by the Company’s Asia operations recorded in the first quarter of 2015, while no similar transaction was recorded in the second quarter in 2015. Additionally, EPC revenue continued to decline in Canda as the Company continued shifting its business model toward IPP revenue in the region.

The following table shows the Company’s sequential and year-over-year growth in revenue for each segment, region and period indicated.

	Q2 2015	Sequential Change	Q1 2015	Year-Over- Year Change	Q2 2014
	(US$ in thousands, except percentages)
Asia	6,569	-2.3%	6,723	169.0%	2,442
Electricity Sales	5,795	120.8%	2,624	137.3%	2,442
System Sales and Other	774	-81.1%	4,099	—	0
Europe	4,465	81.7%	2,457	-13.0%	5,134
Electricity Sales	3,794	88.0%	2,018	-14.8%	4,454
System Sales and Other	671	52.8%	439	-1.3%	680
North America	1,591	48.6%	1,071	159.5%	613
Electricity Sales	1,569	225.5%	482	—	0
System Sales and Other	22	-96.3%	589	-96.4%	613
Electricity Sales	11,158	117.8%	5,124	61.8%	6,896
System Sales and Other	1,467	-71.4%	5,127	13.5%	1,293

Cost of sales and services was $4.3 million, compared to $4.9 million in the same period in 2014. The decrease was primarily due to the change of our sales mix along with switching our business model to focusing on IPP. The decrease was partially offset by additional costs resulting from the increase in the Company’s operational IPP assets.

Gross profit was $8.4 million, up 150.1% from $3.3 million in the same period in 2014. Gross margin increased to 66.2% from 40.8% in the same period in 2014.

Selling and administrative (“SG&A”) expenses were $5.6 million, up 30.2% from $4.3 million in the same period in 2014. The increase was primarily due to investment to support Sky Solar’s growth initiatives in key markets, such as Japan, South America and North America.

Sky Solar recorded reversal of previously-recorded VAT and other tax provision of $6.0 million. The Company previously recorded a provision for VAT and other tax liabilities in the amount of $6.5 million for a subsidiary. As a result of a tax audit opinion received from the relevant tax authority on August 7, 2015, the Company reversed $6.0 million of the previous tax provision in second quarter of 2015.

Operating profit was $8.8 million, compared to an operating loss of $0.9 million in the same period in 2014.

Other non-operating expenses mainly included losses of $0.8 million in fair value fluctuation of financial liabilities.

Sky Solar recorded an income tax benefit of $2.6 million, which includes a reversal of income tax provision of $4.2 million, partially offset by corporate income tax expense of $1.6 million. The Company previously recorded a provision for income tax liabilities in the amount of $4.2 million for a subsidiary. As a result of a tax audit opinion received from the relevant tax authority on August 7, 2015, the Company reversed $4.2 million of the previous tax provision in second quarter of 2015.

Net income was $8.8 million, compared to a net loss of $2.5 million in the same period in 2014.

Basic and diluted earnings per share were $0.02, compared to basic and diluted loss per share of $0.01 in the same period in 2014. Basic and diluted earnings per ADS were $0.18, compared to basic and diluted loss per ADS of $0.06 in the same period in 2014.

Adjusted EBITDA was $4.5 million. 1

Pipeline Analysis

As of June 30, 2015, the Company owned and operated 93.2 MW of IPP assets, compared to 92.7 MW as of March 31, 2015.

The Company had 26.9 MW of projects under construction at the end of the quarter, compared to 19.5 MW under construction as of March 31, 2015. The majority of projects under construction were in Japan, where the Company is building 16.2 MW of capacity. The Company had another 8.0 MW of projects under construction in South America and 2.7 MW of projects under construction in Canada.

In total, the Company had 1.3 GW of projects in various stages of development, which include the projects under construction described above as well as 276.3 MW of shovel-ready projects, including the 120 MW shovel-ready projects ready to break ground,and more than 1.0 GW of pipeline in earlier development stages.

Balance Sheet and Liquidity

As of June 30, 2015, the Company had cash and cash equivalents of $12.8 million, trade receivables of $26.1 million and solar park assets of $217.4 million. Total borrowing was $62.5 million, including $16.2 million of borrowing due within one year.

Recent Developments

Ms. Amy Zhang will transition from her role as the Company’s chief strategy officer, effective on August 27, 2015. Ms. Zhang will continue to serve the Company as a member of Sky Solar’s Strategic Advisory Committee.

The Company has appointed Mr. Sanjay Shrestha, president of Sky Capital Americas, to be the Company’s new chief investment officer, effective on August 27, 2015. Mr. Shrestha will assume Ms. Zhang’s responsibilities and work closely with the Strategic Advisory Committee.

1  Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results. The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses, IPO expenses charges of fair value changes of financial liabilities and reversal of tax provision.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s other IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended June 30,
	2015	2014
	(US$ in thousands)
Profit (loss) for the period	8,831	(2,545)
Adjustments:
Income tax expense	(2,597)	(358)
Depreciation of property, plant and equipment	2,621	1,374
Share-based payment charged into profit or loss	285	105
Interest expenses	782	594
Impairment loss on IPP solar parks	—	—
Fair value changes of financial liabilities-FVTPL	585	—
IPO expenses	—	661
Reversal of tax provision	(6,025)	—
Adjusted EBITDA	4,482	(169)

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on August 27, 2015 at 8:00 a.m. Eastern Time (8:00 p.m. Hong Kong Time) to discuss the Company’s second quarter 2015 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	1118091

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through September 2, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	1118091

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2015, the Company has developed 237 solar parks with an aggregate capacity of 215.0  MW and owned and operated 93.2 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company: IR@skysolarholding.com	Investor Relations: ICR, LLC Victor Kuo +86 (10) 6583-7526 Victor.kuo@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenue:
Electricity generation income	11,158	6,896	16,282	11,838
Solar energy system and other sales	1,467	1,293	6,595	2,584
Total revenue	12,625	8,189	22,877	14,422
Cost of sales and services	(4,273)	(4,850)	(7,344)	(8,287)
Gross profit	8,352	3,339	15,533	6,135
Impairment loss on IPP solar parks	—	—	(42)	(1,280)
Provision on receivables	—	—	—	(2,200)
Selling expenses	(247)	(140)	(608)	(492)
Administrative expenses	(5,372)	(4,175)	(9,368)	(9,103)
Other operating income	75	106	117	1,443
Reversal of tax provision	6,025	—	6,025	—
Profit (loss) from operations	8,833	(870)	11,657	(5,497)
Investment gains	60	102	147	229
Finance costs	(782)	(594)	(1,670)	(1,342)
Other non-operating expenses	(1,877)	(1,541)	(1,392)	(1,199)
Profit (loss) before taxation	6,234	(2,903)	8,742	(7,809)
Income tax expense	2,597	358	2,675	(416)
Profit (loss) for the period	8,831	(2,545)	11,417	(8,225)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	1,134	700	(10,835)	392
Total comprehensive income (expense) for the year	9,965	(1,845)	582	(7,833)
Profit (loss) for the year attributable to owners of the Company	8,831	(2,515)	11,417	(8,195)
Loss for the year attributable to non-controlling interests	—	(30)	—	(30)
	8,831	(2,545)	11,417	(8,225)
Total comprehensive income (expense) attributable to:
Owners of the Company	9,965	(1,922)	582	(7,802)
Non-controlling interests	—	77	—	(31)
	9,965	(1,845)	582	(7,833)
Profit (loss) per share — Basic	0.02	(0.01)	0.03	(0.02)
Profit (loss) per share — Diluted	0.02	(0.01)	0.03	(0.02)
Profit (loss) per ADS — Basic	0.18	(0.06)	0.24	(0.19)
Profit (loss) per ADS — Diluted	0.18	(0.06)	0.24	(0.19)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	June 30, 2015	December 31, 2014
Current assets:
Bank balances and cash	12,831	52,993
Restricted cash	2,764	5,438
Amounts due from customers for contract work	—	—
Amounts due from related parties	14,402	15,175
Trade and other receivables	26,071	20,321
Inventories	157	1,569
	56,225	95,496
Non-current assets:
IPP solar parks	217,397	180,610
Other non-current assets	17,292	13,480
	234,689	194,090
Total assets	290,914	289,586
Current liabilities:
Trade and other payables	48,326	60,297
Amount due to related parties	4,062	2,148
Amounts due to customers for contract work	—	1,194
Tax payable	2,447	5,485
Borrowings	16,214	31,735
	71,049	100,859
Non-current liabilities:
Borrowings	46,329	17,946
Amounts due to other related parties	—	—
Other non-current liabilities	48,615	47,032
	94,944	64,978
Total liablilities	165,993	165,837
Equity:
Share capital	5	5
Reserves	124,888	123,711
Equity attributable to owners of the Company	124,893	123,716
Non-controlling interests	28	33
Total equity	124,921	123,749
Total liabilities and equity	290,914	289,586